05058532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____



Commission file number 1-1169

THE TIMKEN COMPANY
SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

# AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Timken Company Savings and
Investment Pension Plan
December 30, 2004 and 2003, and Year Ended December 30, 2004
With Report of Independent Registered Public Accounting Firm

# The Timken Company Savings and Investment Pension Plan

## Audited Financial Statements and Supplemental Schedules

December 30, 2004 and 2003, and
Year Ended December 30, 2004

## Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings and
Investment Pension Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings and Investment Pension Plan as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions, assets (held at end of year) as of December 30, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2005

Ernst + Young LLP

0506-0654149

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

| | December 30 | |
|---|---|---|
| | **2004** | **2003** |
| **Assets** | | |
| Investments, at fair value | **$ 576,354,308** | $ 423,690,612 |
| Receivables: | | |
| Contribution receivable from participants | **343,372** | 584,177 |
| Contribution receivable from The Timken Company | **579,785** | 1,670,948 |
| Accrued income | **117,808** | 33,061 |
| Total receivables | **1,040,965** | 2,288,186 |
| Cash, noninterest bearing | **1,948,411** | 139,618 |
| Net assets available for benefits | **$ 579,343,684** | $ 426,118,416 |

*See accompanying notes.*

## The Timken Company Savings and Investment Pension Plan

## Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2004

| | |
|---|---|
| **Additions** | |
| Investment income: | |
| Net appreciation in fair value of investments | $ 75,025,853 |
| Interest and dividends | 7,191,772 |
| | 82,217,625 |
| Participant rollovers | 749,884 |
| Contributions: | |
| Participants | 28,886,440 |
| The Timken Company | 17,563,235 |
| | 46,449,675 |
| Total additions | 129,417,184 |
| **Deductions** | |
| Benefits paid directly to participants | 46,731,424 |
| Total deductions | 46,731,424 |
| Net increase prior to transfers | 82,685,760 |
| Net transfers between plans | 70,539,508 |
| Net increase | 153,225,268 |
| Net assets available for benefits: | |
| Beginning of year | 426,118,416 |
| End of year | $ 579,343,684 |

*See accompanying notes.*

The Timken Company
Savings and Investment Pension Plan

Notes to Financial Statements

December 30, 2004 and 2003, and
Year Ended December 30, 2004

## 1. Description of the Plan

The following description of The Timken Company Savings and Investment Pension Plan (formerly known as The Timken Company – Latrobe Steel Company Savings and Investment Pension Plan) (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).

### General

The Plan is a defined contribution plan covering certain United States full-time salaried employees of the Company. Employees of the Company become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 20% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code (IRS) limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Matching Contributions" at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Altavista, VA; Asheboro, NC; St. Clair, OH; South Bend, IN; and Tryon Peak, NC; and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

## 1. Description of the Plan (continued)

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Sandycreek, PA facility and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 6.0%.

The Plan provides for a quarterly "Core Contribution" by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003 and who are not eligible for the "401(k) Plus Contribution" described above. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%.

Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 5%. Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until January 1 following three calendar years after the Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. Company 401(k) Plus Contributions and Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, Company and participant contributions made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

### Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

### 1. Description of the Plan (continued)

#### Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service.

#### Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

#### Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance, less rollover contributions, is greater than $5,000, they may leave their vested assets in the Plan until age 70½.

#### Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

#### Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

## 2. Accounting Policies

### Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

### Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.51 and $11.26 at December 30, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

| | **Net Appreciation in Fair Value of Investments** |
|---|---|
| Timken common shares | **$ 54,350,780** |
| Mutual funds | **3,132,785** |
| Collective trust funds | **17,542,288** |
| | **$ 75,025,853** |

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

| | **2004** | **2003** |
|---|---|---|
| Timken Company Common Stock Fund* | **$239,364,241** | $190,378,078 |
| AXP New Dimensions Fund | **36,590,082** | 33,688,452 |
| American Express Trust U.S. government Securities Fund II | **77,930,658** | – |
| American Express Trust Equity Index Fund I | **110,943,426** | – |
| American Express Trust U.S. government Securities Fund I | – | 35,837,179 |
| American Express Trust Equity Index Base Fund | – | 96,992,096 |

*Nonparticipant-directed

## 4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

| | December 30 2004 | December 30 2003 |
|---|---|---|
| Investments, at fair value: | | |
| Timken Company Common Stock Fund | **$239,364,241** | $190,378,078 |
| Receivable: | | |
| Participants and Company contributions receivable | **144,750** | 838,112 |
| | **$239,508,991** | $191,216,190 |

| | Year Ended December 30, 2004 |
|---|---|
| Change in net assets: | |
| Net appreciation in fair value of investments | **$ 54,350,780** |
| Dividends | **4,763,810** |
| Participants and Company contributions | **17,204,455** |
| Benefits paid directly to participants | **(11,392,099)** |
| Net transfers from other plans | **7,134,528** |
| Transfers to participant-directed accounts | **(23,768,673)** |
| | **$ 48,292,801** |

## 5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

**6. Income Tax Status**

The Plan has received a determination letter from the IRS dated April 23, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

**7. Related-Party Transactions**

The following is a summary of transactions in Timken common shares for the year ended December 30, 2004:

| | Shares | Dollars |
|---|---|---|
| Purchased | **1,450,929** | **$ 33,572,434** |
| Issued to participants for payment of benefits | **214,685** | **5,000,852** |
| Dividends received | – | **4,763,810** |

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

**8. Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 30 | |
|---|---|---|
| | **2004** | **2003** |
| Net assets available for benefits per the financial statements | **$579,343,684** | $426,118,416 |
| Amounts allocated to withdrawing participants | – | (111,732) |
| Net assets available for benefits per Form 5500 | **$579,343,684** | $426,006,684 |

## 8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

| | Year Ended December 30, 2004 |
|---|---|
| Benefits paid to participants per the financial statements | $ 46,731,424 |
| Less amounts allocated to withdrawing participants at December 30, 2003 | (111,732) |
| Benefits paid to participants per Form 5500 | $ 46,619,692 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not yet paid.

## 9. Subsequent Events

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Effective March 31, 2005, the assets and liabilities of The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates were merged into the Plan to form a single plan.

# Supplemental Schedules

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 30, 2004

| Participant Contributions Transferred Late to Plan | Total that Constitute Nonexempt Prohibited Transactions |
|---|---|
| $1,566 | $1,566 |

# The Timken Company Savings and Investment Pension Plan

## EIN #34-0577130 Plan #011

## Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2004

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost (A) | Current Value |
|---|---|---|---|
| The Timken Company Common Stock Fund*(A) | 16,494,228 units | $163,766,800 | $ 239,364,241 |
| AXP New Dimensions Fund* | 1,507,626 units | | 36,590,082 |
| Templeton Foreign Fund | 1,608,463 units | | 19,768,007 |
| American Express Trust*: | | | |
| U.S. Government Securities Fund II | 77,930,658 units | | 77,930,658 |
| Bond Fund II | 1,603,689 units | | 17,286,159 |
| Short-Term Horizon (25:75) Fund | 154,800 units | | 3,130,372 |
| Medium-Term Horizon (50:50) Fund | 756,065 units | | 18,859,295 |
| Long-Term Horizon (80:20) Fund | 563,427 units | | 14,668,812 |
| Small Cap Equity Index Fund II | 1,245,094 units | | 24,484,768 |
| Equity Index Fund I | 2,970,373 units | | 110,943,426 |
| Participant notes receivable* | Interest rates ranging from 5.0% to 11.5% with various maturity dates | | 13,328,488 |
| Total investments | | | $ 576,354,308 |

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is required only for nonparticipant-directed investments.

# The Timken Company Savings and Investment Pension Plan

## EIN #34-0577130 Plan #011

## Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 30, 2004

| Identity of Party Involved | Description of Assets | Purchase Price | Selling Price | Expenses Incurred with Transaction (A) | Cost of Asset | Current Value of Asset on Transaction Date (B) | Net Gain or (Loss) |
|---|---|---|---|---|---|---|---|
| **Category (iii) – Series of transactions in a security in excess of 5% of the current value of plan assets** | | | | | | | |
| The Timken Company (C) | Timken common shares | | | | | | |
| | 199 purchases aggregating 1,450,929 shares | $33,572,434 | | | $33,572,434 | | |
| | 161 sales aggregating 1,769,642 shares | | $41,069,188 | | $31,793,956 | | $ 9,275,232 |

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.
(B) Current value at the date of purchase or sale equals the transaction price.
(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2004.

SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 27, 2005

By: /s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and
Assistant General Counsel

CLI-1201307v1

EXHIBIT INDEX

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 23 | Consent of Ernst & Young LLP |

Exhibit 23

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113391) pertaining to The Timken Company Savings and Investment Pension Plan of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedules of The Timken Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005